EXHIBIT 8.1

KRAFT BERGER LLP
Chartered Accountants
300-3160 Steeles Avenue East
Markham, Ontario
L3R 3Y2

October 9, 2009

Genterra Inc. and Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario
M5R 2H3

Attention: Mr. Stanley Abramowitz

Dear Mr. Abramowitz:

Amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated

We were requested  to provide the  following  opinion as to the  material  U.S. federal  and  Canadian  federal  income  tax  implications  to  shareholders  of Genterra Inc. and Consolidated Mercantile Incorporated resulting  from  the amalgamation of the two corporations to form Genterra Capital Inc.

It is impossible to predict all the different possibilities of the composition of the shareholders.  As such, the discussion that follows should be applicable to most shareholders.

FACTS AND ASSUMPTIONS

The facts as we understand them and the assumptions that we made are based on factual representation provided by Genterra Inc. and Consolidated Mercantile Incorporated and are as follow:

Facts:

1.	The facts are set out in the Amalgamation Agreement dated as of April 27, 2009 and this opinion speaks to the day hereof.

2.	Both corporations are taxable Canadian corporations resident in Canada as defined in the Income Tax Act (Canada).

Assumptions:

3.
No U.S. shareholder of the predecessor corporations owns actually and constructively 5% or more of either the total voting power or total value of the common shares of the entity existing after the amalgamation.

4.	The shares of both corporations are held as capital assets.

U.S. FEDERAL INCOME TAX CONSEQUENCES FROM THE AMALGAMATION

General

The merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Internal Revenue Code (hereafter the I.R.C. or Code) Section 368(a).  U.S. shareholders of Consolidated Mercantile Incorporated and Genterra Inc. (hereafter the Predecessor Corporations) who exchange their stock solely for shares in Genterra Capital Inc. will not recognize a gain or a loss, except to the extent of cash received in lieu of a fractional share in Genterra Capital Inc.  However, there may be circumstances, under I.R.C.  367, where U.S. shareholders may recognize a gain or a loss as a result of this transaction. These circumstances are discussed below.

The aggregate tax basis of the shares in Genterra Capital Inc. received by a U.S. shareholder in the merger will be the same as their aggregate adjusted tax basis of the shares of the Predecessor Corporations surrendered in the exchange, reduced by any tax basis allocable to a fractional share for which cash is received.  The holding period in the new stock received by the U.S. shareholder is deemed to begin with the holding period of the stock surrendered, i.e., there is a carryover holding period.

Shareholders Owning at Least 5%

A U.S. shareholder of any of the Predecessor Corporations who own actually and constructively 5% or more of either the total voting power or total value of the common shares of Genterra Capital Inc. after the merger and fails to enter into a gain recognition agreement will have to recognize a gain or loss under I.R.C. 367.

A gain  recognition  agreement  is a statement  filed on a timely basis with the Internal  Revenue  Service  in  accordance  with  Treasury   Regulation  Section 1.367(a)-8.  A gain recognition agreement would require the 5% U.S. shareholder to recognize a gain (but not a loss), in whole or in part, with respect to the exchange  of stock  pursuant to the merger,  if within 60 months  following  the close  of  the  taxable  year  of  the  merger,   Genterra  Capital Inc  were to  sell substantially  all of its assets,  even though the 5% U.S. shareholder has not disposed of any of Genterra Capital Inc.'s shares.

The 5% U.S. shareholder would also be required to recognize a gain if such shareholder were to cease to be a U.S. person during the sixty month period described above. In such events, the 5% U.S. shareholder may also be required to pay the Internal Revenue Service interest from the date the 5% U.S. shareholder filed his or her tax return with respect to the taxable year of the U.S. shareholder in which the merger occurs.

Shareholders in this particular situation should consult their own tax advisors as to their income tax implications of this reorganization.

Receipt of Cash Payment is Lieu of a Fractional Share

A cash payment received by a U.S. shareholder in lieu of a fractional share in Genterra Capital Inc. will result in the recognition of capital gain or loss.  The capital gain or loss is measured by the difference between the cash payment received and the portion of the aggregate adjusted tax basis of the stock surrendered that is allocable to such fractional share.

Dissenting Shareholders

The U.S.  income tax  implications  above are applicable  only in  circumstances where  shareholders  receive  only shares (and cash for a  fractional  share) in exchange for their shares of any of the Predecessor Corporations. For dissenting shareholders, who will receive cash for their shares of the Predecessor Corporations, the aforementioned discussion is not applicable.  These shareholders will have a disposition for income tax purposes and will not be able to defer their gains.

DISCUSSION OF THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES FROM THE AMALGAMATION

Canadian Resident Shareholders of the Predecessor Corporations

General

The Income Tax Act  (Canada)  currently  provides  that upon the  conversion  of shares of  the Predecessor Corporations into shares of the Genterra Capital  Inc.,  Canadian resident  shareholders of the Predecessor Corporations shall receive a tax free  "rollover", provided  the shares  being  exchanged  are  capital  assets in the hands of the shareholder.  This means that any Canadian resident shareholder, for whom the shares of the Predecessor Corporations are capital property, will be deemed to have disposed of his or her shares of the Predecessor Corporations at his or her adjusted cost base of such shares and will be deemed to have acquired his shares in Genterra Capital Inc. at the same cost, thus yielding no capital gain or loss consequences, at that time.

Dissenting Shareholders

A dissenting shareholder who receives a cash payment from a Predecessor Corporation equal to the fair value of his or her shares of the Predecessor Corporations will be regarded as having disposed of such shares for proceeds of disposition equal to the amount of such payment.

Receipt of Cash Payment in Lieu of a Fractional Share

It is  Canada  Revenue  Agency's  administrative  position  that  a shareholder who, in lieu of a fraction of a share, receives cash, other property or both the total  amount or value of which  does not exceed  $200 (in  Canadian funds),  may,  ignore  the  computation  of any  gain  or  loss  on the  partial disposition,  and reduce the  adjusted  cost base of the shares  received on the amalgamation by such total amount or value.

Thus, such a shareholder must compute the gain or loss only when the amount or value of cash or other property received exceeds $200. Where the amount or value of cash or other property received does not exceed $200, the taxpayer may include the gain or loss in the computation of income if the shareholder prefers to do so.

All shareholders,  including non-resident shareholders, should consult their own tax  advisors  for  specific  advice  on the  tax  consequences  to  them of the amalgamation.

U.S. Resident Shareholders of the Predecessor Corporations

The merger will be treated for Canadian income tax purposes as an "amalgamation" within the meaning of Section 87 of The Income Tax Act (Canada).

The Income Tax Act (Canada) currently provides that upon the conversion of shares of the Predecessor Corporations into shares of Genterra Capital Inc., U.S. resident shareholders of the Predecessor Corporations shall be deemed to have disposed of their shares in the Predecessor Corporations. at their adjusted cost base of such shares and will be deemed to have acquired  their shares in Genterra Capital Inc. at the same cost,  thus yielding no capital gain or loss consequences, at that time. In order to qualify for this "tax deferred" treatment the shares must meet all of the following criteria:

1.	The shareholder must own shares of the Predecessor Corporations.

2.	The shares must be held as a capital property by the shareholder.

3.	The only consideration received by the shareholder for the shares of the Predecessor Corporations is shares of Genterra Capital Inc.

Genterra Capital Inc.'s shares will continue to retain the same tax attributes as the shares that were exchanged.

Dissenting Shareholders

A dissenting shareholder who receives a cash payment from a Predecessor Corporation equal to the fair value of his or her shares of the Predecessor Corporations will be deemed to have disposed of his or her shares of the Predecessor Corporations. Since the shares of the Predecessor Corporations are public company shares, any gain or loss realized on disposition will not be taxable in Canada, provided the shareholder has not held, either solely by him or herself or together with non-arm’s length persons, a "substantial interest" (25% or more of the shares of any class of either of the Predecessor Corporation’s stock) in any of the Predecessor Corporation, at any time in the five preceding years.  By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in any of the Predecessor Corporation’s shares will not be subject to Canadian tax on any gain from sale of the shares of the Predecessor Corporation provided that the value of the shares does not derive principally from real property situated in Canada.

Please note that this opinion is not exhaustive of all possible U.S. and Canadian federal income tax considerations applicable to the merger. The income and other tax consequences of the merger may vary depending on the shareholder's particular circumstances, including the state, province and local jurisdiction in which the shareholder resides and/or conducts business.  Accordingly, all shareholders involved in the merger are cautioned to consult their own independent professional tax advisor as to the specific tax consequences of the merger in light of their personal tax status.

Yours very truly,

KRAFT BERGER LLP